SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       SHARED TECHNOLOGIES CELLULAR, INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                                   819487109
                                 (CUSIP Number)


                  Donald E. Miller, Esq., Senior Vice President
                               and General Counsel
                The Fairchild Corporation, 300 West Service Road
                    P.O. Box 10803, Chantilly, Virginia 20153
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report
the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 8 Pages

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation -- IRS EIN 34-0728587
         RHI Holdings, Inc. -- IRS EIN 34-1545939
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


      (a)[ ]

      (b)[ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Persons are incorporated under the laws of
         Delaware
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                                        7       SOLE VOTING POWER

                                                500,000 (see Items
4 and 5)
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              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       0
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            OWNED BY EACH               9       SOLE DISPOSITIVE
POWER
           REPORTING PERSON
                 WITH                           500,000 (see Items
4 and 5)
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                                        10      SHARED DISPOSITIVE
POWER

                                                0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         500,000 (see Items 4 and 5)
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.79% (see Items 4 and 5)
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14       TYPE OF REPORTING PERSON

         CO
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                               Page 2 of 8 Pages

Item 1.            Security and Issuer.

         This statement relates to the common stock, par value
$0.01 per share
(the "Issuer Common Stock"), of Shared Technologies Cellular, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 100
Great Meadow Road, Wethersfield, CT 06109.

Item 2.            Identity and Background.

         This statement is filed by The Fairchild Corporation
("TFC") and RHI
Holdings, Inc. ("RHI," and together with TFC, the "Reporting
Persons"), each a
Delaware corporation. The address of the principal business and principal office of each of TFC and RHI is 300 West Service Road, Chantilly, VA 20153. TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC.

         Exhibit 1 of this statement sets forth the name, business address, the present principal occupation or employer, and the citizenship of the executive officers and directors of the Reporting Persons.

         During the past five years prior to the date hereof, none of the
Reporting Persons, and (to the knowledge of the Reporting Persons) no executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violating with respect to such laws.

Item 3.            Source and Amount of Funds or Other
Consideration.

         On December 30, 1996, RHI acquired 250,000 Units (as described below) at an aggregate purchase price of $750,000. The source of the funds was from
RHI's working capital. Any additional shares of Issuer Common Stock or warrants to be purchased by RHI would be purchased with RHI's working capital.

                               Page 3 of 8 Pages

Item 4.            Purpose of Transaction.

         RHI entered into the transactions described below for investment purposes. The Reporting Persons may from time to time consider various alternatives with respect to their investment in Issuer. None of the Reporting
Persons currently has plans or proposals that relate to or would result in any of the matters described in subparagraphs (b), (c) or any of (e) through (j) of
Item 4 of Schedule 13D.

         Except as set forth below, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) or (d) of Item 4 of Schedule 13D.

         Pursuant to a Purchase Agreement dated as of December 27, 1996 (the
"Purchase Agreement") between Issuer and RHI, RHI purchased 250,000 Units at a price of $3.00 per Unit. Each Unit consists of one share of Issuer Common Stock and one warrant to purchase Issuer Common Stock. Each warrant entitles the holder thereof to purchase, initially, one share of Issuer Common Stock at a price, initially, of $3.00 per share. The Purchase Agreement provides that RHI may purchase from Issuer an additional 250,000 Units on or prior to January 31,
1997, an additional 166,667 Units on or prior to February 28, 1997 and an additional 833,333 on or prior to May 29, 1997, at a purchase price of $3.00 per
Unit; provided, however, that Issuer may, at its sole discretion, terminate such right of RHI at any time in whole or in part. Issuer has the option to repurchase (the "Repurchase Option"), at any time on or prior to May 29, 1997, all (but not less than all) of the Units purchased by RHI and held by RHI at such time at the prices set forth in Section 2 of the Purchase Agreement. If
Issuer does not exercise the Repurchase Option, RHI will have the option (the
"Special Option") to purchase such number of additional Units (at
$3.00 per
Unit) from Issuer as would result in RHI having purchased an aggregate of
666,667 Units under the Purchase Agreement. The Purchase Agreement provides that
Issuer shall use its best efforts to cause the Board of Directors of Issuer to include at least 1 member designated by RHI so long as RHI owns capital stock
(or rights to purchase capital stock) comprising 5% or more of the voting power in Issuer and at least 2 members designated by RHI so long as RHI owns capital stock (or rights to purchase capital stock) comprising 10% or more of the voting power in Issuer.

                               Page 4 of 8 Pages

         In addition, pursuant to an Option Agreement dated as of December 27,
1996 (the "Option Agreement") between RHI and Shared Technologies
Fairchild
Inc., a Delaware corporation ("STFI"), RHI purchased for $5,000 an option (the
"Series B Option") to purchase from STFI (at an aggregate purchase price of
$2,495,000) 250,000 shares of Series B Convertible Preferred Stock, par value
$0.01 per share (the "Issuer Series B Preferred"), of Issuer and related rights of STFI under a certain Stock Purchase Agreement dated as of August 19, 1996
(the "STFI Stock Purchase Agreement") between Issuer and STFI and under an
Equity Holders Agreement dated as of August 19, 1996 among
International Capital
Partners, Inc. and its affiliates, Zesiger Capital Group LLC and
STFI. The
Series B Option expires on June 4, 1997 unless RHI exercises the
Special Option.
STFI is obligated to repurchase the Series B Option if Issuer exercises the
Repurchase Option. Each share of Issuer Series B Preferred is convertible into a minimum of 2-1/2 shares of Issuer Common Stock and a maximum of 3-1/3 shares of
Issuer Common Stock (the conversion rate is based on the market price of the
Issuer Common Stock). The STFI Stock Purchase Agreement provides that upon conversion of any Issuer Series B Preferred into Issuer Common Stock, Issuer shall issue a warrant entitling the holder to purchase such number of shares of
Issuer Common Stock equal to the number of shares issued to such holder upon such conversion. The STFI Stock Purchase Agreement provides that STFI shall be entitled to designate at least one member of Issuer's Board of Directors so long as STFI owns capital stock (or rights to purchase capital stock) comprising more than 5% of the voting power in Issuer.

Item 5.            Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own an aggregate of
500,000
shares of Issuer Common Stock, including 250,000 shares with respect to which
RHI has warrants to purchase but has not yet purchased. Based upon Issuer's representation in the Purchase Agreement that there were 4,606,184 shares of
Issuer Common Stock outstanding at December 27, 1996, the Reporting Persons' beneficial ownership represents 9.79% of the Issuer Common Stock. If the
Reporting Persons are deemed to beneficially own all of the Issuer Common Stock that it has contingent rights to purchase under the Purchase Agreement and the
Option Agreement (and the various warrants issuable pursuant thereto), the
Reporting Persons would beneficially own 4,428,572 shares of Issuer
Common Stock
(after giving effect to

Page 5 of 8 Pages
the conversion of Issuer Series B Preferred at midpoint of the conversion rate collar), or 49.02% of the Issuer Common Stock.

         In addition, RHI owns 6,200,000 shares of common stock of STFI (the
"STFI Common Stock") and 250,000 shares of STFI's 6% Cumulative Preferred Stock, which shares are convertible into 3,921,568 shares of STFI Common Stock. Based upon STFI's representation that there were 15,685,269 shares of STFI Common
Stock outstanding at January 15, 1997, the Reporting Persons' beneficial ownership of 10,121,568 shares of STFI Common Stock constitutes approximately
51.62% of the STFI Common Stock (39.53% without giving effect to conversion of the STFI 6% Cumulative Preferred Stock). Jeffrey Steiner, the Chairman, Chief
Executive Officer, President and 38.8% beneficial owner of TFC, is Vice-Chairman of the STFI Board of Directors. Donald Miller, General Counsel of TFC, and
Natalia Hercot, daughter of Mr. Steiner and an employee of TFC, are also members of the 13-member STFI Board of Directors. By virtue of RHI's share ownership in
STFI and TFC's representation on the STFI Board of Directors, the Reporting
Persons may be deemed to beneficially own the 3,260,642 shares of Issuer Common
Stock beneficially owned by STFI (which number gives effect to the conversion of
250,000 shares of Issuer Series B Preferred owned by STFI at midpoint of the conversion rate range into 714,286 shares of Issuer Common Stock and the exercise of warrants to purchase a like number of Issuer Common Stock). If the
Reporting Persons are deemed to beneficially own all of the Issuer Common Stock beneficially owned by STFI and to beneficially own all of the Issuer Common
Stock that it has contingent rights to purchase under the Purchase Agreement and the Option Agreement (and the various warrants issuable pursuant thereto), the
Reporting Persons would beneficially own 6,260,642 shares of Issuer
Common Stock
(after giving effect to the conversion of Issuer Series B Preferred at midpoint of the conversion rate collar), or 69.3% of the Issuer Common Stock.

         Jeffrey Steiner, as a result of his 38.8% beneficial ownership in TFC and his position as Chairman, Chief Executive Officer and President of TFC, may be deemed to be the beneficial owner of the 500,000 shares of Issuer Common
Stock beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

                               Page 6 of 8 Pages

         (b) The information required by this paragraph is set forth in Items 7 through 11 of the cover page of this Schedule.

         (c) through (e); Not applicable.

Item 6.      Contracts, Arrangements, Understanding or
Relationships With
             Respect to Securities of the Issuer.

         See answer to Item 4.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 1. Information concerning the executive officers and directors of RHI and TFC.

          Exhibit 2. Purchase Agreement dated as of December 27,
1996 between
Shared Technologies Cellular, Inc. and RHI Holdings, Inc.

          Exhibit 3. Form of Warrant Certificate (Exhibit A to
Purchase
Agreement).

          Exhibit 4. Option Agreement dated as of December 27, 1996 between
Shared Technologies Fairchild, Inc. and RHI Holdings, Inc.


                               Page 7 of 8 Pages

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 1997

                                     THE FAIRCHILD CORPORATION



                                     By:  /s/ Colin M. Cohen

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                                              Colin M. Cohen
                                              Senior Vice President
                                              and Chief Financial
                                              Officer


                                     RHI HOLDINGS, INC.



                                     By:  /s/ Colin M. Cohen

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                                              Colin M. Cohen
                                              Vice President
                                              and Chief Financial
                                              Officer